Exhibit (d)(57)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 3 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Investment Advisory Agreement effective as of March 1, 2010 (“Amendment No. 3”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and Institutional Capital, LLC, a limited liability corporation organized under the state of Delaware (“Adviser”).

WHEREAS, AXA Equitable and Adviser have entered into an Investment Advisory Agreement dated as of May 25, 2007, as amended (“Agreement”) on behalf of EQ Advisors Trust (“Trust”); and

WHEREAS, AXA Equitable and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to a portion of the EQ/Large Cap Core PLUS Portfolio that have been allocated to the Adviser.

NOW, THEREFORE, AXA Equitable and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolio or Allocated Portion of the Portfolio of the Trust for which the Adviser is appointed as the investment adviser is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first set forth below.

AXA EQUITABLE LIFE INSURANCE COMPANY		INSTITUTIONAL CAPITAL LLC

By:	/s/ Steven M. Joenk	By:	/s/ Brian Franc
Name: Steven M. Joenk			Name: Brian Franc
Title: Senior Vice President			Title: CCO
Date:			Date: 6/24/10

APPENDIX A

AMENDMENT NO. 3

INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee Rate***

Large Cap Value Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion** (collectively referred to as “Large Cap Value Portfolios”):

EQ/Large Cap Core PLUS Portfolio*

Multimanager Large Cap Value Portfolio,*,** a series of AXA Premier VIP Trust

0.30% of the Large Cap Value Portfolios’ average daily net assets.

*	Fee to be paid with respect to this Fund shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “ICAP Allocated Portion.”

**	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified “Large Cap Value Portfolios.”

***	The daily advisory fee for the Large Cap Value Portfolios is calculated by multiplying the aggregate net assets of the Large Cap Value Portfolios at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each ICAP Allocated Portion is the portion of the daily advisory fee for the Large Cap Value Portfolios equal to the ICAP Allocated Portion’s net assets relative to the aggregate net assets of the Large Cap Value Portfolios, including the ICAP Allocated Portion, used in the fee calculation.